Exhibit 99.1

Titan Medical to Present at Dawson James Securities 4th Annual Small Cap Growth Conference

TORONTO--(BUSINESS WIRE)--October 23, 2018--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), today announced that David McNally, President and CEO of the Company, will present a corporate overview at the Dawson James Securities 4th Annual Small Cap Growth Conference on Tuesday, October 30 at 11:00 a.m. Eastern time. The conference will be held October 29-30, 2018 at Wyndham Grand Hotel in Jupiter, Florida.

A copy of Mr. McNally’s presentation will be available on the Corporate Presentation page of Titan Medical’s website at www.titanmedicalinc.com/investors.

About Titan Medical
Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

CONTACT:
Titan Medical Inc.
LHA Investor Relations
Kim Sutton Golodetz, (212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss, (310) 691-7100
bvoss@lhai.com